Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Li-Cycle Further Strengthens Leadership Team with Two Strategic Hires

Carl DeLuca and Lauren Choate to round out Li-Cycle’s Seasoned Executive Leadership Team

TORONTO, Ontario (May 4, 2021) – Li-Cycle Corp. (“Li-Cycle” or “the Company”), an industry leader in lithium-ion battery resource recovery and the largest lithium-ion battery recycler in North America, today announced the appointments of Carl DeLuca as General Counsel and Corporate Secretary and Lauren Choate as VP, Human Resources.

Mr. DeLuca and Ms. Choate are seasoned industry professionals bringing extensive relevant experience to each of their respective roles. Mr. DeLuca will lead Li-Cycle’s legal and regulatory functions in support of the Company’s global expansion plans. Ms. Choate will lead Li-Cycle’s human resources functions and will oversee talent management and acquisition to continue to attract top industry talent to the Company in support of its growth trajectory. Both executives report directly to Co-founder, President and Chief Executive Officer, Ajay Kochhar.

“I couldn’t be more pleased to have Carl and Lauren join Li-Cycle to lead our legal, regulatory and human resources functions. Carl is a world class legal professional with extensive international business experience and Lauren is a transformational strategic human resources executive, both of which are essential to our global growth plans,” said Ajay Kochhar, Co-founder, President and CEO of Li-Cycle. “Carl and Lauren are joining us at a critical inflection point as we scale and expand our global reach and become a public company. On behalf of all of us here at Li-Cycle, I would like to extend a warm welcome both Carl and Lauren.”

Carl DeLuca - General Counsel and Corporate Secretary

Mr. DeLuca brings 25 years of legal and public company experience to Li-Cycle with a track record of successfully executing business-critical transactions and leading organizational change. Prior to joining Li-Cycle, Mr. DeLuca served as General Counsel and Corporate Secretary for Detour Gold Corporation, a TSX-listed gold producer, where he participated in a successful turnaround and sale of the company. His contributions will be recognized as a “Law Department Leader of the Year” at the 2021 Canadian Law Awards. Previously, Mr. DeLuca held various roles at Vale S.A.’s global base metal business, including Head of Legal for North American & U.K. Operations. His experience at Vale included advising on international M&A and joint ventures, capital projects, and commercial transactions. Mr. DeLuca started his career in private practice, in Toronto and New York.

“Li-Cycle is poised for success as a public company and I’m delighted to be joining the team at such an important time,” said Mr. DeLuca. “I am looking forward to playing a significant role in supporting the company’s vision to scale a truly circular and sustainable method of recovering valuable resources from lithium-ion battery manufacturing scrap and end-of-life batteries. I’m excited to be a part of the promising future for Li-Cycle and am proud to join a company that is addressing a global challenge head-on with an environmentally and economically sustainable solution to battery material recovery.”

Mr. DeLuca holds his LL.B. from the University of Windsor, an H.B.A. from the Ivey School of Business at Western University, and a B.A. from Huron University College.

Lauren Choate - VP, Human Resources

Ms. Choate brings over 25 years of experience across a variety of industries as a transformational global people operations leader and has been a change agent for complex corporate challenges balancing the people strategy in partnership with business opportunities. Prior to joining Li-Cycle, Ms. Choate led the human resources function for Kärcher North America, a $2.8 billion global cleaning technology solutions company. At Kärcher North America, Ms. Choate orchestrated major transformation of its people operations and oversaw a 15% increase in employee engagement in the midst of significant business changes. Prior to Kärcher North America she served as the Senior Director, Learning & Organizational Development at IHS transforming the learning team from purely a training delivery role to consultants driving a $2 billion rapidly growing, global services enterprise.

“I am thrilled to be joining this rapidly growing organization amidst its plans to become a public company,” said Ms. Choate. “I am excited to be surrounded with tremendous talent employing a well-executed business model that is well set up for success and positively impact society, as a whole. I look forward to bringing my experience as a leader in people operations to such an exciting company that’s primed for an inspiring future.”

Ms. Choate holds her MBA from the Weatherhead School of Management at Case Western University. She also holds a B.A. in Mathematics and Economics from Ohio Wesleyan University.

Receipt of Final Court Approval for Arrangement

Li-Cycle also announced that, on April 30, 2021, the Ontario Superior Court of Justice (Commercial List) (the “Court”) issued a final order approving the previously announced plan of arrangement under the Business Corporations Act (Ontario) in connection with the business combination agreement with Peridot Acquisition Corp. (NYSE: PDAC) (“Peridot”) announced on February 16, 2021 (the “Business Combination”).

The closing of the Business Combination is expected in the second quarter of 2021 and remains subject to the approval of the shareholders of Peridot and the satisfaction or waiver of other customary closing conditions. Upon the closing of the Business Combination, the combined company will be named Li-Cycle Holdings Corp. (“Newco”) and will be listed on the New York Stock Exchange under the new ticker symbol, “LICY.”

About Li-Cycle Corp.

Li-Cycle is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

CONTACTS

Investor Relations: investors@li-cycle.com

Press: media@li-cycle.com

Additional Information and Where to Find It

In connection with the proposed business combination involving Li-Cycle and Peridot, Newco has prepared and filed with the SEC a registration statement on Form F-4 that will include a document that will serve as both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Li-Cycle, Peridot and Newco will prepare and file the Proxy Statement/Prospectus with the SEC and Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Peridot is contained in Peridot’s final prospectus for its initial public offering, filed with the SEC on September 24, 2020 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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